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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-1/A
                              (FINAL AMENDMENT)
                            TENDER OFFER STATEMENT
     PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               ================

                                   MEASUREX
                                 CORPORATION
                          (NAME OF SUBJECT COMPANY)

                         HONEYWELL ACQUISITION CORP.
                                HONEYWELL INC.
                                  (BIDDERS)

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                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
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                                 583432 10 9
                    (CUSIP NUMBER OF CLASS OF SECURITIES)
                               ================


                            EDWARD D. GRAYSON, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                                 HONEYWELL INC.
                                HONEYWELL PLAZA
                         MINNEAPOLIS, MINNESOTA  55408
                                 (612) 951-1000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                                ================

                                    COPY TO:
                            DAVID J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000



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                              Page 1 of  6  pages
                      The Exhibit Index appears on page 5

This Final Amendment of the Schedule 14D-1 also constitutes an initial filing of a Statement on Schedule 13D.

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     This Amendment No. 2 (Final Amendment) amends and supplements the Tender
Offer Statement on Schedule 14D-1 dated January 31, 1997, as amended (the "Schedule 14D-1"), filed by Honeywell Inc., a Delaware corporation, and its wholly owned subsidiary, Honeywell Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights" and together with the Common Stock, the "Shares"), of Measurex Corporation, a Delaware corporation (the "Company"), at $35.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 1997 and the related Letter of Transmittal.

     Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.

     This Amendment No. 2 (Final Amendment) is being filed to report that the Offer expired at Midnight, New York City time, on Friday, February 28, 1997. At the expiration of the Offer 16,044,378 Shares (representing approximately 97.4% of the outstanding Shares), including 598,419 Shares subject to guarantees of delivery, had been tendered and not withdrawn pursuant to the Offer.

     Item 6.  Interest in Securities of the Subject Company.

              Items 6(a) and 6(b) are hereby amended by adding the following:

                   The Offer expired at Midnight, New York City time, on Friday,
              February 28, 1997. On March 3, 1997, the Purchaser advised the Depositary that it has accepted for purchase 16,044,378 Shares pursuant to the Offer.

                   As of March 3, 1997, Honeywell was the beneficial owner of
              16,044,378 Shares (including 598,419 Shares subject to guarantees of delivery) representing approximately 97.4% of the outstanding Shares.

                   The information set forth in the Press Release dated March 3,
              1997, a copy of which is attached as Exhibit (a)(10), is hereby incorporated herein by reference.

     Item 11. Material To Be Filed As Exhibits.

              Item 11 is hereby amended by adding the following:

              (a)(10)  Form of Press Release dated March 3, 1997


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  March 3, 1997                 HONEYWELL ACQUISITION CORP.



                                     By: /s/  George Van Kula
                                     ---------------------------
                                       Name:  George Van Kula
                                       Title: Vice President






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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  March 3, 1997             HONEYWELL INC.



                                 By: /s/  Lawrence W. Stranghoener
                                 ------------------------------------
                                   Name:  Lawrence W. Stranghoener
                                   Title: Vice President







                                  4 of 6 pages

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                                 EXHIBIT INDEX



  Exhibit                                                    Sequentially
  Number                              Description            Numbered Page
  -------                             -----------            -------------

  (a)(10)                             Form of Press Release       6
                                      dated March 3, 1997


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